Speaker 1:	00:06	There are 70 million Americans with some kind of criminal record, about one in three adults in the United States. Our country has 5% of the world's population, yet 25% of the world's prison population. And of the millions of people in prison, almost every single one of them is going to come home one day. And each of them experience near insurmountable challenges in finding a job. Yet finding employment means more than just putting food on their family's table or a roof over their heads. Because if they don't find a job when they're released from jail or prison, there's an 80% chance they will be rearrested. It's not hard to understand why. The irony is that while these men and women struggle to find a job, the country's unemployment rate for everyone else is at a historic low. There are nearly 8 million unfilled jobs that corporate America is desperate to fill, and recruiters find themselves in an all out talent war. So what if we put the two together? What if we could build a platform that matched the millions of deserving people who have done their time and are ready to move forward with a new productive life with these companies who together have millions of available job opportunities, couldn't we solve both of these enormous problems simultaneously?
Speaker 2:	01:27	And if for the first time this was done by a for profit company with a national presence with this represent a great business opportunity as well.
Speaker 3:	01:37	The story behind 70 million jobs began years ago. I used to work on wall street where I did very, very well, but like a lot of people on wall street along the way. I broke some laws and I received a two year prison sentence. When I got out of prison, I had nothing, no home, no job, no money, nothing, but in those dark times I did discover my calling in life and that is to help my brothers and sisters who are reentering society so that they'd have a better chance of finding a job and rebuilding their lives.
Speaker 2:	02:15	Everybody that has a criminal past should know about 70 million jobs. Absolutely should know about this platform. It's the first place I tell people to go, this is a platform that can get you employment when you need it.
Speaker 4:	02:31	Opening up the talent pool and bringing in individuals that have a past to me has been very rewarding and very, I would say positive. I've hired many, many people as a general manager and a district manager and when I gave them a job or supplied them with the job and been a mentor for them, they've given me 110%

Speaker 3:	02:52	so far we've helped thousands of people find jobs, but really we've just begun. Our goal is to land jobs for more than 1 million people. We think this is the way to eradicate recidivism. Now on the business side, staffing and job boards generate about a hundred billion dollars a year. We are the only company that focuses solely on this huge population of formerly incarcerated people. Now it's 70 million jobs. We're after double bottom line returns. That means we want to build a big successful company while at the same time doing massive social good.
Speaker 4:	03:36	So 70 million jobs helps our organization connect the dots between the work that we're doing and the and the employers that we need to be able to find good jobs for our participants. Mike hope and for the future of employers, considering the Ranchi population for employment is that it just becomes a normal thing that we don't have to make these calls and reach out any longer, that organizations, companies are reaching out to us. They want to work with the population that we serve and they see the value in it.
Speaker 2:	04:08	One of the worst things about coming out of prison, you don't want to be remembered for the last worst thing you ever did and nobody would want to. I mean, most people have done bad things in life and if that's the only thing anybody ever remembered you for, how could you ever move on? How could you ever heal or, or reintegrate properly back into society?
Speaker 3:	04:30	When you give someone a chance to earn a living and lead a productive life, lives are saved and communities or revitalized. So yeah, this is a big opportunity, but we need your help. I hope you'll decide to get involved.